GMX RESOURCES INC.

One Benham Place

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

April 9, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, D.C. 20549

Attention: Ms. Caroline Kim

Re:	Registration Statement on Form S-4 (No. 333-179169) of GMX Resources Inc.

Ladies and Gentlemen:

On behalf of GMX Resources Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:00 p.m., Washington, D.C. time, on Wednesday, April 11, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours, GMX RESOURCES INC.

By:	/s/ James A. Merrill
James A. Merrill Chief Financial Officer